Underlying supplement No. 6 dated May 5, 2008†
To prospectus dated October 10, 2006 and
prospectus supplement dated November 13, 2006

Registration Statement No. 333-137902
dated October 10, 2006
Securities Act of 1933, Rule 424(b)(2)



Deutsche Bank AG

Securities Linked to an Index Basket

Deutsche Bank AG may from time to time offer and sell certain securities linked to an index basket (collectively, the "**Securities**") as part of our Global Notes Program, Series A. This underlying supplement describes some of the potential indices included in the basket to which the Securities may be linked, as well as related matter concerning the relationship, if any, between Deutsche Bank AG and the sponsors or publishers of each index. Additional specific terms of any Securities that we offer, including any additions or changes to the terms specified in the product supplement relating to your Securities or the descriptions of the indices contained in this underlying supplement, will be described in a separate free writing prospectus, term sheet or pricing supplement, which we refer to as a "**pricing supplement**." If there is any inconsistency between the terms described in the relevant pricing supplement and those described in this underlying supplement or in the accompanying prospectus, prospectus supplement or product supplement, the terms described in the relevant pricing supplement will be controlling.

This underlying supplement describes only select indices which may be included in the basket to which the Securities may be linked. We do not guarantee that we will offer Securities linked to a basket containing any of the indices described in this underlying supplement. In addition, we may in the future offer Securities linked to a basket containing an index that is not described in this underlying supplement. In such an event, we will describe any such additional index in the relevant pricing supplement.

Issuer: Deutsche Bank AG, London Branch.

Underlying Indices: the Dow Jones EURO STOXX 50® Index, the FTSE 100™ Index, the Nikkei® 225 Index, the Swiss Market® Index, the S&P/ASX 200 Index and the MSCI Emerging Markets Index™.

Investing in the Securities involves a number of risks. See "Risk Factors" in the relevant product supplement and "Key Risks" in the relevant pricing supplement for risks related to an investment in the Securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the Securities or passed upon the adequacy or accuracy of this underlying supplement or the accompanying prospectus, prospectus supplement or product supplement. Any representation to the contrary is a criminal offense.

The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

† This Underlying Supplement No. 6 amends and restates Underlying Supplement No. 6 dated June 1, 2007

ADDITIONAL INFORMATION ABOUT THE SECURITIES

You should read this underlying supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, relating to our Series A global notes, of which these Securities are a part, and any relevant product supplement and pricing supplement that we may file with the SEC from time to time, which contains a description of the terms of particular categories of Securities or the specific terms of your Securities. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus supplement dated November 13, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

- Prospectus dated October 10, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this underlying supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

You should carefully consider, among other things, the matters set forth in "Risk Factors" in the relevant product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

UNDERLYING SUPPLEMENT SUMMARY

This underlying supplement describes some of the potential indices to which the Securities may be linked and the relationship, if any, between Deutsche Bank AG and the sponsors or publishers of each such index. If there is any inconsistency between the terms described in the relevant pricing supplement and those described in this underlying supplement, the terms described in the relevant pricing supplement will be controlling. Any relevant pricing supplement should also be read in connection with this underlying supplement, the relevant product supplement and the accompanying prospectus and prospectus supplement.

*In this underlying supplement, when we refer to the "**Securities**," we mean certain Securities that may be offered by Deutsche Bank AG from time to time linked to an index basket. Also, references to the "**accompanying prospectus**" and "**prospectus supplement**" mean, respectively, the accompanying prospectus, dated October 10, 2006, of Deutsche Bank AG and the prospectus supplement, dated November 13, 2006, of Deutsche Bank AG, and references to "**relevant product supplement**" refer to the relevant product supplement that we may file from time to time relating to the particular category of your Securities. References to the "**relevant pricing supplement**" mean the pricing supplement and any free writing prospectus that describe the specific terms of your Securities.*

Specific Terms Will Be Described in Relevant Pricing Supplements

The relevant product supplement describes some of the general terms that apply to each category of Securities and the general manner in which they may be offered. Deutsche Bank AG may also prepare one or more pricing supplements that describe particular issuances of Securities. The specific terms for your Securities will be described in the relevant pricing supplement, including any additions or changes to the terms specified in the relevant product supplement or the descriptions of the indices set forth in this underlying supplement. Any relevant pricing supplement, including any free writing prospectus, should be read in connection with this underlying supplement, the relevant product supplement and the accompanying prospectus and prospectus supplement.

Licenses

Unless otherwise specified in the relevant pricing supplement, Deutsche Bank AG has contracted with the sponsor or publisher of each index included in the basket to which your Securities may be linked for the rights to use such index and certain associated trademarks or service marks for such index. Deutsche Bank AG generally obtains these licenses either on an individual basis for a particular offering of Securities or for a term of years. Although Deutsche Bank AG anticipates that it will continue to enter into and renew such licenses, any such license could be terminated upon the occurrence of certain events in the future.

UNDERLYING INDICES

The Dow Jones EURO STOXX 50® Index

We have derived all information contained in this underlying supplement regarding the Dow Jones EURO STOXX 50® Index ("**Dow Jones EURO STOXX 50® Index**"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, STOXX Limited. The Dow Jones EURO STOXX 50® Index is calculated, maintained and published by STOXX Limited. We make no representation or warranty as to the accuracy or completeness of such information.

The Dow Jones EURO STOXX 50® Index was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company ("**Dow Jones**") and SWX Swiss Exchange. Publication of the Dow Jones EURO STOXX 50® Index began on February 26, 1998, based on an initial Dow Jones EURO STOXX 50® Index value of 1,000 at December 31, 1991. The Dow Jones EURO STOXX 50® Index is published in *The Wall Street Journal* and disseminated on the STOXX Limited website: http://www.stoxx.com, which sets forth, among other things, the country and industrial sector weightings of the securities included in the Dow Jones EURO STOXX 50® Index and updates these weightings at the end of each quarter. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this underlying supplement.

Dow Jones EURO STOXX 50® Index Composition and Maintenance

The Dow Jones EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX® Index, which includes stocks selected from the Euro Zone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard.

The composition of the Dow Jones EURO STOXX 50® Index is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced on the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the Dow Jones EURO STOXX 50® Index are made to ensure that the Dow Jones EURO STOXX 50® Index includes the 50 market sector leaders from within the Dow Jones EURO STOXX® Index. A current list of the issuers that comprise the Dow Jones EURO STOXX 50® Index is available on the STOXX Limited website: http://www.stoxx.com. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this underlying supplement.

The free float factors for each component stock used to calculate the Dow Jones EURO STOXX 50® Index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review.

The Dow Jones EURO STOXX 50® Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the Dow Jones EURO STOXX 50® Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

Dow Jones EURO STOXX 50® Index Calculation

The Dow Jones EURO STOXX 50® Index is calculated with the "**Laspeyres formula**," which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Dow Jones EURO STOXX 50® Index value can be expressed as follows:

$$\text{Index} = \frac{\text{free float market capitalization of the Dow Jones EURO STOXX 50}^{®}\text{ Index}}{\text{adjusted base date market capitalization of the Dow Jones EURO STOXX 50}^{®}\text{ Index}} \times 1{,}000$$

The "**free float market capitalization of the Dow Jones EURO STOXX 50® Index**" is equal to the sum of the products of the closing price, market capitalization and free float factor for each component stock as of the time the Dow Jones EURO STOXX 50® Index is being calculated.

The Dow Jones EURO STOXX 50® Index is also subject to a divisor, which is adjusted to maintain the continuity of Dow Jones EURO STOXX 50® Index values despite changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive "B" number of shares for every "A" share held (where applicable).

(1) *Split and reverse split*:	(2) Rights offering:
Adjusted price = closing price * A/B	Adjusted price = (closing price * A + subscription price * B) / (A + B)
New number of shares = old number of shares * B/A	
Divisor: no change	New number of shares = old number of shares * (A + B) / A
	Divisor: increases

(3) *Stock dividend:*	(4) *Stock dividend of another company:*
Adjusted price = closing price * A / (A + B)	Adjusted price = (closing price * A - price of other company * B) / A
New number of shares = old number of shares * (A + B) / A	Divisor: decreases
Divisor: no change	

(5) *Return of capital and share consideration:*	(6) *Repurchase shares / self tender:*
Adjusted price = (closing price - dividend announced by company * (1-withholding tax)) * A / B	Adjusted price = ((price before tender * old number of shares) - (tender price * number of tendered shares)) / (old number of shares - number of tendered shares)
New number of shares = old number of shares * B / A	
Divisor: decreases	New number of shares = old number of shares - number of tendered shares
	Divisor: decreases

(7) *Spin-off:*
Adjusted price = (closing price * A - price of spun-off shares * B) / A
Divisor: decreases

(8) *Combination stock distribution (dividend or split) and rights offering:*
For this corporate action, the following additional assumptions apply: Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A shares held If A is not equal to one share, all the following "new number of shares" formulae need to be divided by A:

— *If rights are applicable after stock distribution (one action applicable to other):*	— *If stock distribution is applicable after rights (one action applicable to other):*
Adjusted price = (closing price * A + subscription price * C * (1 + B / A)) / ((A + B) * (1 + C / A))	Adjusted price = (closing price * A + subscription price * C) / ((A + C) * (1 + B / A))
New number of shares = old number of shares * ((A + B) * (1 + C / A)) / A	New number of shares = old number of shares * ((A + C) * (1 + B / A))
Divisor: increases	Divisor: increases

— *Stock distribution and rights (neither action is applicable to the other):*
Adjusted price = (closing price * A + subscription price * C) / (A + B + C)
New number of shares = old number of shares * (A + B + C) / A
Divisor: increases

License Agreement with STOXX Limited

We have entered into an agreement with STOXX Limited providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Dow Jones EURO STOXX 50® Index, which is owned and published by STOXX Limited, in connection with certain securities, including the Securities.

The Securities are not sponsored, endorsed, sold or promoted by STOXX Limited (including its affiliates) (collectively referred to as "**STOXX Limited**"). STOXX Limited has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Securities. STOXX Limited makes no representation or warranty, express or implied to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly, or the ability of the Dow Jones EURO STOXX 50® Index to track general stock market performance. STOXX Limited and Dow Jones have no relationship to Deutsche Bank AG other than the licensing of the Dow Jones EURO STOXX 50® Index and the related trademarks for use in connection with the Securities, which index is determined, composed and calculated by STOXX Limited without regard to Deutsche Bank AG or the Securities. STOXX Limited and Dow Jones have no obligation to take the needs of Deutsche Bank AG or the holders of the Securities into consideration in determining, composing or calculating the Dow Jones EURO STOXX 50® Index. STOXX Limited and Dow Jones are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. STOXX Limited and Dow Jones have no liability in connection with the administration, marketing or trading of the Securities.

STOXX LIMITED AND DOW JONES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN AND STOXX LIMITED AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. STOXX LIMITED AND DOW JONES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE USE OF THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN. STOXX LIMITED AND DOW JONES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STOXX LIMITED OR DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THE LICENSING AGREEMENT BETWEEN DEUTSCHE BANK AG AND STOXX LIMITED AND DOW JONES ARE SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE SECURITIES OR ANY THIRD PARTIES.

"DOW JONES EURO STOXX 50®" AND "STOXX®" ARE SERVICE MARKS OF STOXX LIMITED AND DOW JONES AND HAVE BEEN LICENSED FOR CERTAIN PURPOSES BY DEUTSCHE BANK AG. THE SECURITIES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STOXX LIMITED AND DOW JONES, AND STOXX LIMITED AND DOW JONES MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE SECURITIES.

Discontinuation of the Dow Jones EURO STOXX 50® Index; Alteration of Method of Calculation

If STOXX Limited discontinues publication of the Dow Jones EURO STOXX 50® Index and STOXX Limited or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Dow Jones EURO STOXX 50® Index (such index being referred to herein as a "**Dow Jones EURO STOXX successor index**"), then any Dow Jones EURO STOXX 50® Index closing level will be determined by reference to the level of such Dow Jones EURO STOXX successor index at the close of trading on the relevant exchange or market for the Dow Jones EURO STOXX successor index on the Final Valuation Date or other relevant date.

Upon any selection by the calculation agent of a Dow Jones EURO STOXX successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the Securities.

If STOXX Limited discontinues publication of the Dow Jones EURO STOXX 50® Index prior to, and such discontinuance is continuing on, the Final Valuation Date or other relevant date, and the calculation agent determines, in its sole discretion, that no Dow Jones EURO STOXX successor index is available at such time or the calculation agent has previously selected a Dow Jones EURO STOXX successor index and publication of such Dow Jones EURO STOXX successor index is discontinued prior to, and such discontinuation is continuing on, the Final Valuation Date or other relevant date, then the calculation agent will determine the Dow Jones EURO STOXX 50® Index closing level for such date. The Dow Jones EURO STOXX 50® Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the Dow Jones EURO STOXX 50® Index or Dow Jones EURO STOXX successor index, as applicable, last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the Dow Jones EURO STOXX 50® Index or Dow Jones EURO STOXX successor index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones EURO STOXX 50® Index or Dow Jones EURO STOXX successor index, as applicable, on the relevant exchange may adversely affect the value of the Securities.

If at any time the method of calculating the Dow Jones EURO STOXX 50® Index or a Dow Jones EURO STOXX successor index, or the level thereof, is changed in a material respect, or if the Dow Jones EURO STOXX 50® Index or a Dow Jones EURO STOXX successor index is in any other way modified so that the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index does not, in the opinion of the calculation agent, fairly represent the level of the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the EURO STOXX 50® Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Dow Jones EURO STOXX 50® Index closing level with reference to the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index, as adjusted. Accordingly, if the method of calculating the Dow Jones EURO STOXX 50® Index or a Dow Jones EURO STOXX successor index is modified so that the level of the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index), then the calculation agent will adjust the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index in order to arrive at a level of the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

The FTSE™ 100 Index

We have derived all information contained in this underlying supplement regarding the FTSE™ 100 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, FTSE International Limited ("**FTSE**"). The FTSE™ 100 Index was developed by FTSE and is calculated, maintained and published by FTSE. We make no representation or warranty as to the accuracy or completeness of such information.

The FTSE™ 100 Index is an index calculated, published and disseminated by FTSE, a company owned equally by the London Stock Exchange (the "**LSE**") and The Financial Times Limited ("**FT**"), in association with the Institute and the Faculty of Actuaries. The FTSE™ 100 Index measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the LSE. Publication of the FTSE™ 100 Index began in February 1984.

The FTSE™ 100 Index is calculated by (i) multiplying the per share price of each stock included in the FTSE™ 100 Index by the number of outstanding shares, (ii) calculating the sum of all these products (such sum referred to hereinafter as the "**FTSE Aggregate Market Value**") as of the starting date of the FTSE™ 100 Index, (iii) dividing the FTSE Aggregate Market Value by a divisor which represents the FTSE Aggregate Market Value on the base date of the FTSE™ 100 Index and which can be adjusted to allow changes in the issued share capital of individual underlying stocks including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits to be made without distorting the FTSE™ 100 Index and (iv) multiplying the result by 1,000. Because of such capitalization weighting, movements in share prices of companies with relatively larger market capitalization will have a greater effect on the level of the entire FTSE™ 100 than will movements in share prices of companies with relatively smaller market capitalization.

The 100 stocks included in the FTSE™ 100 Index (the "**FTSE Underlying Stocks**") were selected from a reference group of stocks trading on the LSE which were selected by excluding certain stocks that have low liquidity based on public float, accuracy and reliability of prices, size and number of trading days. The FTSE Underlying Stocks were selected from this reference group by selecting 100 stocks with the largest market value. A list of the issuers of the FTSE Underlying Stocks is available from FTSE.

The FTSE™ 100 Index is reviewed quarterly by an Index Steering Committee of the LSE in order to maintain continuity in the level. The FTSE Underlying Stocks may be replaced, if necessary, in accordance with deletion/addition rules which provide generally for the removal and replacement of a stock from the FTSE™ 100 Index if such stock is delisted or its issuer is subject to a takeover offer that has been declared unconditional or it has ceased, in the opinion of the Index Steering Committee, to be a viable component of the FTSE™ 100 Index. To maintain continuity, a stock will be added at the quarterly review if it has risen to 90th place or above and a stock will be deleted if at the quarterly review it has fallen to 111th place or below, in each case ranked on the basis of market capitalization.

License Agreement with FTSE

We have entered into an agreement with FTSE providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the FTSE™ 100 Index, which is owned and published by FTSE, in connection with certain securities, including the Securities.

The Securities are not sponsored, endorsed, sold or promoted by FTSE or by the LSE or by FT. Neither FTSE, the LSE nor FT makes any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly, or the ability of the FTSE™ 100 Index to track general stock market performance. FTSE, the LSE, and FT's only relationship to Deutsche Bank AG is the licensing of certain trademarks and trade names of FTSE, respectively, without regard to Deutsche Bank AG or the Securities. FTSE, the LSE and FT have no obligation to take the needs of Deutsche Bank AG or the holders of the Securities into consideration in determining, composing or calculating the FTSE™ 100 Index. Neither FTSE nor the LSE nor FT is responsible for and has not participated in the determination of the timing, price or quantity of the Securities to be issued or in the determination or calculation of the amount due at maturity of the Securities. Neither FTSE nor the LSE nor FT has any obligation or liability in connection with the administration, marketing or trading of the Securities.

The Securities are not in any way sponsored, endorsed, sold or promoted by FTSE, the LSE or FT, and neither FTSE, the LSE nor FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE™ 100 Index and/or the figure at which the said Index stands at any particular time on any particular day or otherwise. The FTSE™ 100 Index is compiled and calculated by FTSE. However, neither FTSE, the LSE nor FT shall be liable (whether in negligence or otherwise) to any person for any error in the FTSE™ 100 Index and neither FTSE nor the LSE nor FT shall be under any obligation to advise any person of any error therein.

"**FTSE®**", "**FT-SE®**" and "**Footsie®**" are trade marks of the London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International Limited under license. "**All-World**", "**All-Share**" and "**All-Small**" are trade marks of FTSE International Limited."

Discontinuation of the FTSE™ 100 Index; Alteration of Method of Calculation

If FTSE discontinues publication of the FTSE™ 100 Index and FTSE or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued FTSE™ 100 Index (such index being referred to herein as a "**FTSE successor index**"), then the FTSE™ 100 Index closing level will be determined by reference to the level of such FTSE successor index at the close of trading on the relevant exchange or market for the FTSE successor index on the Final Valuation Date or other relevant date.

Upon any selection by the calculation agent of a FTSE successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the Securities.

If FTSE discontinues publication of the FTSE™ 100 Index prior to, and such discontinuation is continuing on, the Final Valuation Date or other relevant date, and the calculation agent determines, in its sole discretion, that no FTSE successor index is available at such time, or the calculation agent has previously selected a FTSE successor index and publication of such FTSE successor index is discontinued prior to, and such discontinuation is continuing on, the Final Valuation Date or other relevant date, then the calculation agent will determine the FTSE™ 100 Index closing level for such date. The FTSE™ 100 Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the FTSE™ 100 Index or FTSE successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the FTSE™ 100 Index or FTSE successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the FTSE™ 100 Index or FTSE successor index, as applicable, on the relevant exchange may adversely affect the value of the Securities.

If at any time the method of calculating the FTSE™ 100 Index or a FTSE successor index, or the level thereof, is changed in a material respect, or if the FTSE™ 100 Index or a FTSE successor index is in any other way modified so that the FTSE™ 100 Index or such FTSE successor index does not, in the opinion of the calculation agent, fairly represent the level of the FTSE™ 100 Index or such FTSE successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the FTSE™ 100 Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the FTSE™ 100 Index or such FTSE successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the FTSE™ 100 Index closing level with reference to the FTSE™ 100 Index or such FTSE successor index, as adjusted. Accordingly, if the method of calculating the FTSE™ 100 Index or a FTSE successor index is modified so that the level of the FTSE™ 100 Index or such FTSE successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the FTSE™ 100 Index or such FTSE successor index), then the calculation agent will adjust the FTSE™ 100 Index or such FTSE successor index in order to arrive at a level of the FTSE™ 100 Index or such FTSE successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

The Nikkei® 225 Index

We have derived all information contained in this underlying supplement regarding the Nikkei® 225 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Nikkei Inc. (known as Nihon Keizai Shimbun, Inc. prior to January 1, 2007). Nikkei Inc. has no obligation to continue to publish, and may discontinue publication of, the Nikkei® 225 Index.

The Nikkei® 225 Index is a stock index calculated, published and disseminated by Nikkei Inc. that measures the composite price performance of selected Japanese stocks. The Nikkei® 225 Index currently is based on 225 underlying stocks (the **"Nikkei Underlying Stocks"**) trading on the Tokyo Stock Exchange (**"TSE"**) representing a broad cross-section of Japanese industries. All 225 Nikkei Underlying Stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. Nikkei Inc. rules require that the 75 most liquid issues (one-third of the component count of the Nikkei® 225 Index) be included in the Nikkei® 225 Index.

The 225 companies included in the Nikkei® 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

- Technology—Pharmaceuticals, Electrical Machinery, Automobiles, Precision Machinery, Telecommunications;

- Financials—Banks, Miscellaneous Finance, Securities, Insurance;

- Consumer Goods—Marine Products, Food, Retail, Services;

- Materials—Mining, Textiles, Paper and Pulp, Chemicals, Oil, Rubber, Ceramics, Steel, Nonferrous Metals, Trading House;

- Capital Goods/Others—Construction, Machinery, Shipbuilding, Transportation Equipment, Miscellaneous Manufacturing, Real Estate; and

- Transportation and Utilities—Railroads and Buses, Trucking, Shipping, Airlines, Warehousing, Electric Power, Gas.

The Nikkei® 225 Index is a modified, price-weighted index (*i.e.*, a Nikkei Underlying Stock's weight in the index is based on its price per share rather than the total market capitalization of the issuer) that is calculated by (i) multiplying the per share price of each Nikkei Underlying Stock by the corresponding weighting factor for such Nikkei Underlying Stock (a "**Weight Factor**"), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the "**Divisor**"). The Divisor was initially set at 225 for the date of May 16, 1949 using historical numbers from May 16, 1949, the date on which the TSE was reopened. The Divisor was 24.293 as of April 3, 2007, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Nikkei Underlying Stock, so that the share price of each Nikkei Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the Nikkei® 225 Index are those reported by a primary market for the Nikkei Underlying Stocks (currently the TSE). The level of the Nikkei® 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the Nikkei® 225 Index in the event of certain changes due to non-market factors affecting the Nikkei Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the Divisor used in calculating the Nikkei® 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei® 225 Index. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any Nikkei Underlying Stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new Divisor (*i.e.*, the level of the Nikkei® 225 Index immediately after such change) will be equal to the level of the Nikkei® 225 Index immediately prior to the change.

A Nikkei Underlying Stock may be deleted or added by Nikkei Inc. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei Underlying Stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. In addition, a component stock transferred to the "Kanri-Post" (Posts for stocks under supervision) is in principle a candidate for deletion. Nikkei Underlying Stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by Nikkei. Upon deletion of a stock from the Nikkei Underlying Stocks, Nikkei Inc. will select a replacement for such deleted Nikkei Underlying Stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei Inc. to be representative of a market may be added to the Nikkei Underlying Stocks. In such a case, an existing Underlying Stock with low trading volume and deemed not to be representative of a market will be deleted by Nikkei Inc.

A list of the issuers of the Nikkei Underlying Stocks constituting the Nikkei® 225 Index is available from the Nikkei Economic Electronic Databank System and from the Stock Market Indices Data Book published by Nikkei Inc. Nikkei Inc. may delete, add or substitute any stock underlying the Nikkei® 225 Index. Nikkei Inc. first calculated and published the Nikkei® 225 Index in 1970.

License Agreement with Nikkei Inc.

We have entered into an agreement with Nikkei Inc. providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Nikkei® 225 Index, which is owned and published by Nikkei Inc., in connection with certain securities, including the Securities.

Our license agreement with Nikkei Inc. provides that Nikkei Inc. will assume no obligation or responsibility for use of the Nikkei® 225 Index by us or our affiliates and that all use and implementation relating to the license agreement shall be conducted exclusively at the risk of Deutsche Bank AG.

"NIKKEI® 225 INDEX" IS AN INTELLECTUAL PROPERTY OF NIKKEI INC. PRIOR TO JANUARY 1, 2007, NIKKEI INC. WAS KNOWN AS NIHON KEIZAI SHIMBUN, INC. "NIKKEI", "NIKKEI STOCK AVERAGE", AND "NIKKEI 225" ARE THE SERVICE MARKS OF NIKKEI INC. AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY DEUTSCHE BANK AG. NIKKEI INC. RESERVES ALL RIGHTS, INCLUDING COPYRIGHT, TO THE NIKKEI® 225 INDEX. NIKKEI DIGITAL MEDIA, INC., A WHOLLY OWNED SUBSIDIARY OF NIKKEI INC., CALCULATES AND DISSEMINATES THE NIKKEI® 225 INDEX UNDER EXCLUSIVE AGREEMENT WITH NIKKEI INC. NIKKEI INC. AND NIKKEI DIGITAL MEDIA, INC. ARE COLLECTIVELY REFERRED TO AS THE "INDEX SPONSOR."

THE SECURITIES ARE NOT IN ANY WAY SPONSORED, ENDORSED OR PROMOTED BY THE INDEX SPONSOR. THE INDEX SPONSOR DOES NOT MAKE ANY WARRANTY OR REPRESENTATION WHATSOEVER, EXPRESS OR IMPLIED, EITHER AS TO THE RESULTS TO BE OBTAINED AS TO THE USE OF THE NIKKEI® 225 INDEX OR THE FIGURE AS WHICH THE NIKKEI® 225 INDEX STANDS AT ANY PARTICULAR DAY OR OTHERWISE. NIKKEI® 225 INDEX IS COMPILED AND CALCULATED SOLELY BY THE INDEX SPONSOR. HOWEVER, THE INDEX SPONSOR SHALL NOT BE LIABLE TO ANY PERSON FOR ANY ERROR IN THE NIKKEI® 225 INDEX, AND THE INDEX SPONSOR SHALL NOT BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON, INCLUDING A PURCHASER OR SELLER OF THE SECURITIES, OF ANY ERROR THEREIN.

IN ADDITION, THE INDEX SPONSOR GIVES NO ASSURANCE REGARDING ANY MODIFICATION OR CHANGE IN ANY METHODOLOGY USED IN CALCULATING THE NIKKEI® 225 INDEX AND IS UNDER NO OBLIGATION TO CONTINUE THE CALCULATION, PUBLICATION AND DISSEMINATION OF THE NIKKEI® 225 INDEX.

The Tokyo Stock Exchange

The TSE is one of the world's largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei® 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei® 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the Nikkei® 225 Index, and these limitations, in turn, may adversely affect the value of the Securities.

Discontinuation of the Nikkei® 225 Index; Alteration of Method of Calculation

If Nikkei Inc. discontinues publication of the Nikkei® 225 Index, and Nikkei Inc. or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Nikkei® 225 Index (such index being referred to herein as a "**Nikkei successor index**"), then any Nikkei® 225 Index closing level will be determined by reference to the level of such Nikkei successor index at the close of trading on the TSE (2nd session) or the relevant exchange or market for the successor index on the Final Valuation Date or other relevant date.

Upon any selection by the calculation agent of a Nikkei successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the Securities.

If Nikkei Inc. discontinues publication of the Nikkei® 225 Index prior to, and such discontinuance is continuing on, the Final Valuation Date or other relevant date, and the calculation agent determines, in its sole discretion, that no successor index is available at such time, or the calculation agent has previously selected a Nikkei successor index and publication of such Nikkei successor index is discontinued prior to and such discontinuation is continuing on the Final Valuation Date or other relevant date, then the calculation agent will determine the index closing level for the Nikkei® 225 Index for such date. The index closing level for the Nikkei® 225 Index will be computed by the calculation agent in accordance with the formula for and method of calculating the Nikkei® 225 Index or Nikkei successor index, as applicable, last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the Nikkei® 225

Index or Nikkei successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the Nikkei® 225 Index or Nikkei successor index, as applicable, on the relevant exchange may adversely affect the value of the Securities.

If at any time the method of calculating the Nikkei® 225 Index or a Nikkei successor index, or the level thereof, is changed in a material respect, or if the Nikkei® 225 Index or a Nikkei successor index is in any other way modified so that the Nikkei® 225 Index or such Nikkei successor index does not, in the opinion of the calculation agent, fairly represent the level of the Nikkei® 225 Index or such Nikkei successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the Nikkei® 225 Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Nikkei® 225 Index or such Nikkei successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Nikkei® 225 Index closing level with reference to the Nikkei® 225 Index or such Nikkei successor index, as adjusted. Accordingly, if the method of calculating the Nikkei® 225 Index or a Nikkei successor index is modified so that the level of the Nikkei® 225 Index or such Nikkei successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Nikkei® 225 Index or such Nikkei successor index), then the calculation agent will adjust its calculation of the Nikkei® 225 Index or such Nikkei successor index in order to arrive at a level of the Nikkei® 225 Index or such Nikkei successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

The Swiss Market Index ("SMI®")

We have derived all information contained in this underlying supplement regarding the Swiss Market Index, ("**SMI®**") including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the SWX Swiss Exchange. The Swiss Market Index is calculated, maintained and published by SWX Swiss Exchange. We make no representation or warranty as to the accuracy or completeness of such information. The SWX Swiss Exchange has no obligation to continue to publish, and may discontinue publication of, the SMI®.

The SMI® was introduced on June 30, 1988 with a baseline value of 1500 points at that date. The SMI® is updated in real time after each transaction and published every three seconds.

Composition and Maintenance

The SMI® is made up of a maximum of 30 of the largest, most liquid Swiss stocks of the Swiss Performance Index large and mid-cap stocks traded on the Electronic Bourse system. The SMI® includes stocks from the Zurich, Geneva and Basle stock exchanges. As of April 30, 2008, the SMI® was composed of 20 stocks. The SMI® stocks are weighted within the SMI® according to their free float market capitalization, and the SMI® contains around 85% of the entire free float market capitalization of the Swiss equity market.

The composition of the SMI® is reviewed annually, and in order to ensure a high degree of continuity in the composition of the SMI®, the component stocks are subject to a special procedure for adding them to the SMI® or removing them based on free float market capitalization and liquidity. The resulting adjustments to the index are made regularly once a year. The composition of the SMI® is usually changed on the third Friday in March (after close of trading) or the third Friday in September (after close of trading) after an advance notice of at least two months.

Index Calculation

The SMI® is calculated according to the "Laspeyres formula" using a weighted arithmetic mean over a defined selection of securities. The current index level is calculated by dividing the sum of the market capitalizations of the securities contained in the index by the divisor. Market capitalization is calculated on the basis of freely tradable shares and is adjusted to take account of current block ownership. The divisor is recalculated each time the market capitalization changes due to a capital event (e.g., a capital increase or a change in number of shares). The new divisor is calculated on the eve of the effective date of the capital event to prevent the index level from being changed by a capital event. A dividend payment does not lead to any adjustment of the divisor. Capital repayments made instead of dividend payments are, as a rule, treated as normal dividend payments for the index calculation and do not lead to an adjustment of the divisor. However, if the amount of a capital repayment, made instead of a dividend distribution, is larger than the dividend for the previous year, the difference is regarded as a capital event and the divisor is adjusted accordingly. In this regard, all distributions made in the previous year, i.e. dividends and capital repayments, are considered dividends for the previous year.

License Agreement with SWX Swiss Exchange

We have entered into an agreement with SWX Swiss Exchange providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the SMI®, which is owned and published by SWX Swiss Exchange, in connection with certain financial products, including the Securities.

Our license agreement with SWX Swiss Exchange provides that SWX Swiss Exchange will assume no obligation or responsibility for use of the SMI® by us or our affiliates and that all use and implementation relating to the license agreement shall be conducted exclusively at the risk of Deutsche Bank AG.

THESE SECURITIES ARE NOT IN ANY WAY SPONSORED, CEDED, SOLD OR PROMOTED BY THE SWX SWISS EXCHANGE AND THE SWX SWISS EXCHANGE MAKES NO WARRANTY OR REPRESENTATION WHATSOEVER, EXPRESS OR IMPLIED, EITHER AS TO THE RESULTS TO BE OBTAINED FROM THE USE OF THE SMI INDEX1 OR, AS THE CASE MAY BE, THE INDEX CONCERNED (THE "INDEX") AND/OR THE LEVEL AT WHICH SUCH INDEX STANDS AT ANY PARTICULAR TIME ON ANY PARTICULAR DAY. HOWEVER, THE SWX SWISS EXCHANGE SHALL NOT BE LIABLE (WHETHER THROUGH NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INDEX AND THE SWX SWISS EXCHANGE SHALL NOT BE UNDER ANY OBLIGATION TO DISCLOSE SUCH ERRORS.

"SMI®" AND "SWISS MARKET INDEX (SMI)®" ARE TRADEMARKS OF THE SWX SWISS EXCHANGE AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY DEUTSCHE BANK AG.

Discontinuation of the SMI®; Alteration of Method of Calculation

If the SWX Swiss Exchange discontinues publication of the SMI® and the SWX Swiss Exchange or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a **"SMI® successor index"**), then any SMI® closing level will be determined by reference to the level of such SMI® successor index at the close of trading on the relevant exchange or market for the SMI® successor index on the Final Valuation Date or other relevant date.

Upon any selection by the calculation agent of a SMI® successor index, the calculation agent will cause written notice thereof to be promptly furnished to us and to the holders of the Securities.

If the SWX Swiss Exchange discontinues publication of the SMI® prior to, and such discontinuance is continuing on, the Final Valuation Date or other relevant date, and the calculation agent determines, in its sole discretion, that no SMI® successor index is available at such time, or the calculation agent has previously selected a SMI® successor index and publication of such SMI® successor index is discontinued prior to, and such discontinuation is continuing on, the Final Valuation Date or other relevant date, then the calculation agent will determine the SMI® closing level for such date. The SMI® closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the SMI® last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the SMI®. Notwithstanding these alternative arrangements, discontinuance of the publication of the SMI® may adversely affect the value of the Securities.

If at any time the method of calculating the SMI® or a SMI® successor index, or the level thereof, is changed in a material respect, or if the SMI® or a SMI® successor index is in any other way modified so that such index does not, in the opinion of the calculation agent, fairly represent the level of the SMI® or such SMI® successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the SMI® closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the SMI® or such SMI® successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the closing level with reference to the SMI® or such SMI® successor index, as adjusted. Accordingly, if the method of calculating the SMI® or a SMI® successor index is modified so that the level of such Index or SMI® successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the SMI®), then the calculation agent will adjust such SMI® in order to arrive at a level of the SMI® or such SMI® successor index as if there had been no such modification (e.g., as if such split had not occurred).

The S&P/ASX 200 Index

We have derived all information contained in this underlying supplement regarding the S&P/ASX 200 Index ("**S&P/ASX 200 Index**"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("**S&P**"). The S&P/ASX 200 Index is calculated, maintained, and published by S&P. We make no representations or warranty as to the accuracy or completeness of such information.

Composition and Maintenance of the S&P/ASX 200 Index

The S&P/ASX 200 Index is comprised of the S&P/ASX 100 Index stocks plus an additional 100 stocks selected by the Standard & Poor's Australian Index Committee. As of December 31, 2007, the S&P/ASX 200 Index represented approximately 78% of the total market capitalization of the Australian market. The index essentially covers large-cap and mid-cap stocks evaluated for liquidity and size. The S&P/ASX 200 Index weights companies according to the Global Industry Classification Standard (GICS®)SM, which creates uniform ground rules for replicable, custom-tailored, industry-focused portfolios. It also enables meaningful comparisons of sectors and industries across regions. Sector indices are available for the S&P/ASX 200 Index. Global Industry Classification Standard (GICS®)SM and GICS(SM) are service marks of S&P and Morgan Stanley Capital International Inc., and GICS® is a trademark of S&P and Morgan Stanley Capital International Inc. Set forth below are the sector breakdowns of the securities included in the S&P/ASX 200 Index as of December 31, 2007:

Sector Breakdown

Financials-x-Property	40.4%
Materials	23.8%
Industrials	7.9%
Consumer Staples	8.0%
Consumer Discretionary	5.5%
Energy	5.7%
Health Care	3.1%
Telecommunications Services	3.8%
Utilities	1.6%
Information Technology	0.4%

Calculation of the S&P/ASX 200 Index

The calculation of the value of the S&P/ASX 200 Index is based on the relative float-adjusted aggregate market capitalization of the stocks of 200 companies in the Australian market (the "**Component Stocks**") as of a particular time as compared to the base value of the S&P/ASX 200 Index. The index market capitalization for each Component Stock is calculated by multiplying the company's stock price times the number of ordinary shares times the investable weight factor (as discussed below). Calculations for the S&P/ASX 200 Index are based on stock prices taken from the Australian Stock Exchange ("**ASX**"). The official daily S&P/ASX 200 Index closing values are calculated after the market closes and are based on the last traded price for each Component Stock. Component Stocks of the S&P/ASX 200 Index are determined after an analysis of the stocks' liquidity, free float and market capitalization. A constituent of the S&P/ASX 200 Index must be sufficiently liquid to enable institutional investors to buy in and sell out of the company without severely distorting the share price of that stock. The S&P Australian Index Committee (the "Committee") assesses whether a company has sufficient liquidity to be eligible for the S&P/ASX 200 Index by analyzing each company's free float and daily share turnover. Free float is defined as the portion of shares not being held by the following: (i) government and government agencies, (ii) controlling and strategic shareholders/partners, (iii) any other entities or individuals which hold more than 5%, excluding some financial institutions and funds and (iv) other restricted portions such as treasury stocks. Stocks are deemed ineligible for inclusion in the S&P/ASX 200 if their free float is less than 30%. In addition, the Committee considers market capitalization, adjusting each company's market capitalization for free float. An investable weight factor is used in the adjustment process. In most cases, a stock's factor will be a direct reflection of its level of free float; however, some stocks are allocated a factor at half of its free float level as a result of low liquidity. The Committee considers average float-adjusted market capitalization over a six-month period when assessing whether a company's market capitalization is sufficient for the company to be represented in the S&P/ASX 200.

The Committee is responsible for setting policy, determining index composition and administering the S&P/ASX 200 Index in accordance with the S&P/ASX methodology. The Committee is comprised of five members representing S&P and ASX. The Committee may add, remove or bypass any company or security during the selection process. In maintaining the S&P/ASX 200 Index, the Committee considers the guiding principle of minimizing changes to the index portfolio. The Committee deletes Component Stocks from the S&P/ASX 200 Index for reasons including acquisition, insufficient market capitalization, insufficient liquidity, liquidation or insolvency and company restructurings. Additions to the S&P/ASX 200 Index are triggered only by deletions, and are evaluated using the criteria described above for selection of Component Stocks. Initial public offerings may be eligible for inclusion prior to six months of data being available, but only if a deletion occurs and the Committee decides that the inclusion is justified.

The Committee rebalances the S&P/ASX 200 Index quarterly at the end of February, May, August, and November; the free float and investable weight factors of Component Stocks are reviewed as part of the February rebalance. Quarterly rebalances analyze market capitalization and liquidity over the previous six months. The Committee announces index deletions and replacements to the S&P/ASX 200 Index to the market on the first Friday of March, June, September and December. Quarterly changes become effective at the close of trade on the third Friday of March, June, September and December. The S&P/ASX 200 Index is also rebalanced, and investable weight factors are adjusted, on an as needed basis when significant corporate events occur.

S&P makes changes to the S&P/ASX 200 Index shares on issue under the following circumstances: (i) market-wide placements and buybacks that are 5% of the index issued capital and greater than 5 million Australian dollars ("A$"), (ii) shares issued as a result of dividend reinvestment plans and (iii) rights issues, bonus issues and other major corporate actions. The ASX may quote a different number of shares than the S&P/ASX 200 Index; however, if the aggregated difference between the ASX quoted shares and the S&P/ASX index quoted shares at quarter-end is greater than A$100 million or 5% of the index issued capital, shares will be adjusted to reflect those quoted by the ASX.

License Agreement with Standard and Poor's and the Australian Stock Exchange ("S&P/ASX")

We have entered into an agreement with S&P/ASX, providing us and certain affiliates or subsidiaries identified in that agreement with a non-exclusive license, and for a fee, with the right to use the S&P/ASX 200 Index, which is owned and published by S&P/ASX, in connection with certain financial products, including the Securities.

Our license agreement with S&P/ASX provides that S&P/ASX will assume no obligation or responsibility for use of the S&P/ASX 200 Index by us or our affiliates and that all use and implementation relating to the license agreement shall be conducted exclusively at the risk of Deutsche Bank AG.

THE SECURITIES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES, INC. ("S&P"). S&P MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE PRODUCT(S) OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN SECURITIES GENERALLY OR IN THE PRODUCT(S) PARTICULARLY. S&P'S ONLY RELATIONSHIP TO THE LICENSEE IS THE LICENSING OF CERTAIN TRADEMARKS AND TRADE NAMES OF S&P AND OF

THE S&P INDEX (THE "INDEX") WHICH IS DETERMINED, COMPOSED AND CALCULATED BY S&P WITHOUT REGARD TO THE LICENSEE OR THE PRODUCT(S). S&P HAS NO OBLIGATION TO TAKE THE NEEDS OF THE LICENSEE OR THE OWNERS OF THE PRODUCT(S) INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE INDEX. S&P IS NOT RESPONSIBLE FOR AND HAS NOT PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE PRODUCT(S) TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THE PRODUCT(S) IS TO BE CONVERTED INTO CASH. S&P HAS NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT(S).

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

S&P MARKS ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES INC. AND HAVE BEEN LICENSED FOR USE BY DEUTSCHE BANK AG. THE PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD AND POOR'S AND STANDARD AND POOR'S MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE PRODUCT.

Discontinuation of the S&P/ASX 200 Index; Alteration of Method of Calculation

The Standard & Poor's Australian Index Committee has no obligation to continue to publish, and may discontinue the publication of, the S&P/ASX 200 Index.

If the Standard & Poor's Australian Index Committee discontinues publication of the S&P/ASX 200 Index and Standard & Poor's Australian Index Committee or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued S&P/ASX 200 Index (such index being referred to herein as a "S&P/ASX 200 Index successor index"), then any Index closing level will be determined by reference to the level of such S&P/ASX 200 Index successor index at the close of trading on the relevant exchange or market for the S&P/ASX 200 Index successor index on the Final Valuation Date or other relevant date.

Upon any selection by the calculation agent of a S&P/ASX 200 Index successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the Securities.

If the Standard & Poor's Australian Index Committee discontinues publication of the S&P/ASX 200 Index successor index prior to, and such discontinuance is continuing on, the Final Valuation Date or other relevant date, and the calculation agent determines, in its sole discretion, that no S&P/ASX 200 Index successor index successor index is available at such time, or the calculation agent has previously selected an S&P/ASX 200 Index successor index and publication of such S&P/ASX 200 Index successor index successor index is discontinued prior to, and such discontinuation is continuing on such Final Valuation Date or other relevant date, or if the Standard & Poor's Australian Index Committee (or the publisher of any S&P/ASX 200 Index successor index) fails to calculate and publish a closing level for the S&P/ASX 200 Index (or any S&P/ASX 200 Index successor index) on any date when it would ordinarily do so in accordance with its customary practice, then the calculation agent will determine the S&P/ASX 200 Index closing level on such date. The Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the S&P/ASX 200 Index or S&P/ASX 200 Index successor Index, as applicable, last in effect prior to such discontinuance or failure to calculate or publish a closing level for the index, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the S&P/ASX 200 Index or S&P/ASX 200 Index successor index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication or failure to calculate or publish the closing level of the S&P/ASX 200 Index may adversely affect the value of the Securities.

If at any time the method of calculating the S&P/ASX 200 Index or a S&P/ASX 200 Index successor index, or the level thereof, is changed in a material respect, or if the S&P/ASX 200 Index or a S&P/ASX 200 Index successor index is in any other way modified so that the S&P/ASX 200 Index or such S&P/ASX 200 Index successor index does not, in the opinion of the calculation agent, fairly represent the level of the S&P/ASX 200 Index or such S&P/ASX 200 Index successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the S&P/ASX 200 Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the S&P/ASX 200 Index or such S&P/ASX 200 Index successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Index closing level with reference to the S&P/ASX 200 Index or such S&P/ASX 200 Index successor index, as adjusted. Accordingly, if the method of calculating the S&P/ASX 200 Index or a S&P/ASX 200 Index successor index is modified so that the level of such S&P/ASX 200 Index or S&P/ASX 200 Index or successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the S&P/ASX 200 Index), then the calculation agent will adjust such S&P/ASX 200 Index in order to arrive at a level of the S&P/ASX 200 Index or such S&P/ASX 200 Index successor index as if there had been no such modification (e.g., as if such split had not occurred).

The MSCI Emerging Markets Index[SM]

We have derived all information contained in this underlying supplement regarding the MSCI Emerging Markets Index[SM], including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The MSCI Emerging Markets Index[SM] is a stock index calculated in U.S. dollars, published and disseminated daily by Morgan Stanley Capital International Inc. ("**MSCI**"), a majority-owned subsidiary of Morgan Stanley, through numerous data vendors, on the MSCI website and every 60 seconds during market trading hours on Bloomberg Financial Markets and Reuters Limited. Neither MSCI nor Morgan Stanley has any obligation to continue to calculate and publish, and may discontinue calculation and publication of the MSCI Emerging Markets Index[SM]. We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

The MSCI Emerging Markets Index^{SM} was developed by MSCI as an equity benchmark for international stock performance and is designed to measure equity market performance in the global emerging markets. The MSCI Emerging Markets Index^{SM} is a free float-adjusted market capitalization index of all of the equity securities (the "**emerging markets component securities**") constituting the MSCI indices for the selected countries (the "**emerging markets component country indices**"). The MSCI Emerging Markets Index^{SM} has a base date of December 31, 1987. As of June 1, 2007, the MSCI Emerging Markets Index^{SM} consisted of the following 25 emerging markets component country indices: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Korea, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey. Each of the emerging markets component country indices is a sampling of equity securities across industry groups in such country's equity markets. In order to maintain the representativeness of the MSCI Emerging Markets Index^{SM}, structural changes to the MSCI Emerging Markets Index^{SM} as a whole may be made by adding or deleting emerging markets component country indices and the related emerging markets component securities.

Supplemental Information—Transition of the MSCI Emerging Markets Index^{SM} to a New Index Methodology

The information contained in this section will supplement the information contained in "MSCI Emerging Markets Index^{SM}" above. We have derived all information regarding the MSCI Emerging Markets Index^{SM} contained in this section of the underlying supplement from the MSCI Global Investable Market Indices Methodology published by MSCI and other publicly available information. We make no representation or warranty as to the accuracy or completeness of such information. Additional information concerning the transition of the MSCI Emerging Markets Index^{SM} may be obtained at the MSCI website (www.mscibarra.com). Information contained in the MSCI website is not incorporated by reference in, and should not be considered part of, this underlying supplement or any relevant pricing supplement.

Transition

MSCI recently announced changes to the methodology used to calculate its MSCI Standard Indices, including the MSCI Emerging Markets Index^{SM}. The current MSCI Standard and MSCI Small Cap Indices, along with the other MSCI equity indices based on them, are transitioning to the Global Investable Market Indices methodology described below. During the transition period, MSCI will publish the MSCI Provisional Standard and Provisional Small Cap Indices to assist investors in understanding the changes that would occur if the Global Investable Market Indices methodology were immediately implemented in the current MSCI Standard and Small Cap Indices. The first phase of the transition of the MSCI Standard Indices was completed on November 30, 2007. Currently, half of the differences between the Provisional Standard Indices or the Provisional Small Cap Indices, as applicable, and the Standard Indices or Small Cap Indices, as applicable, have been implemented. All companies in a Provisional Standard Index or Provisional Small Cap Index, as applicable, not in the corresponding Standard Index or Small Cap Index were added to the Standard Index or Small Cap Index, as applicable, at half of their free float-adjusted market capitalization, and companies previously in the Standard Index or Small Cap Index, as applicable, and not in the corresponding Provisional Standard Index or Provisional Small Cap Index, as applicable, had half of their free float-adjusted market capitalization removed.

The second phase of the transition of the MSCI Standard and the MSCI Small Cap Indices to the MSCI Global Investable Market Indices methodology will take place on May 30, 2008 (the first phase having been completed on November 30, 2007). The final additions and deletions of constituents for the second phase will be announced at least four weeks in advance of their implementation in the Standard and Small Cap Indices. All indices derived from the MSCI Standard Indices will follow the two-phase transition, except for the MSCI Euro and Pan Euro Indices which were transitioned in one phase on November 30, 2007. The transition will be synchronized for all markets and composites.

At the end of the transition period (May 30, 2008), the current MSCI Standard Indices will be composed of the MSCI Large Cap and Mid Cap Indices. The current MSCI Small Cap Index will transition to the MSCI Small Cap Index resulting from the new methodology. Together, the relevant MSCI Large Cap, Mid Cap and Small Cap Indices will make up the MSCI Investable Market Index for each country, composite, sector and style index that MSCI offers.

Constructing the MSCI Global Investable Market Indices

MSCI undertakes an index construction process, which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the "GICS").

Defining the Equity Universe

(i) Identifying Eligible Equity Securities: The Equity Universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets ("DM") or Emerging Markets ("EM"). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the Equity Universe. Real Estate Investment Trusts ("REITs") in some countries and certain income trusts in Canada are also eligible for inclusion.

(ii) Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A Market Investable Equity Universe for a market is derived by applying investability screens to individual companies and securities in the Equity Universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the Global Investable Market Indices methodology.

The investability screens used to determine the Investable Equity Universe in each market are as follows:

(i) Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a Market Investable Equity Universe, a company must have the required minimum full market capitalization.

(ii) Equity Universe Minimum Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

(iii) DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have adequate liquidity. The Annualized Traded Value Ratio ("ATVR"), a measure that offers the advantage of screening out extreme daily trading volumes and taking into account the free float-adjusted market capitalization size of securities, is used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% ATVR is required for inclusion of a security in a Market Investable Equity Universe of a Developed Market, and a minimum liquidity level of 15% ATVR is required for inclusion of a security in a Market Investable Equity Universe of an Emerging Market.

(iv) Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security's Foreign Inclusion Factor ("FIF") must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a Market Investable Equity Universe.

(v) Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering ("IPO") to be eligible for inclusion in a Market Investable Equity Universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a Semi-Annual Index Review. This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the Minimum Length of Trading Requirement and may be included in a Market Investable Equity Universe and the Standard Index outside of a Quarterly or Semi-Annual Index Review.

Defining Market Capitalization Size Segments for Each Market

Once a Market Investable Equity Universe is defined, it is segmented into the following size-based indices:

- Investable Market Index (Large + Mid + Small)
- Standard Index (Large + Mid)
- Large Cap Index
- Mid Cap Index
- Small Cap Index

Creating the Size Segment Indices in each market involves the following steps: (i) defining the Market Coverage Target Range for each size segment; (ii) determining the Global Minimum

Size Range for each size segment; (iii) determining the Market Size-Segment Cutoffs and associated Segment Number of Companies; (iv) assigning companies to the size segments; and (v) applying final size-segment investability requirements.

Index Continuity Rules for the Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

If after the application of the index construction methodology, a Standard Index contains fewer than five securities in a Developed Market or three securities in an Emerging Market, then the largest securities by free float-adjusted market capitalization are added to the Standard Index in order to reach five constituents in that Developed Market or three in that Emerging Market. At subsequent Index Reviews, if the free float-adjusted market capitalization of a non-index constituent is at least 1.50 times the free float-adjusted market capitalization of the smallest existing constituent after rebalancing, the larger free float-adjusted market capitalization security replaces the smaller one.

Creating Style Indices within Each Size Segment

All securities in the investable equity universe are classified into Value or Growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard

All securities in the Global Investable Equity Universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor's, the Global Industry Classification Standard. Under the GICS, each company is assigned uniquely to one sub-industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

Index Maintenance

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

(i) Semi-Annual Index Reviews ("SAIRs") in May and November of the Size Segment and Global Value and Growth Indices which include:

- Updating the indices on the basis of a fully refreshed Equity Universe.

- Taking buffer rules into consideration for migration of securities across size and style segments.

- Updating FIFs and Number of Shares ("NOS").

The objective of the SAIRs is to systematically reassess the various dimensions of the Equity Universe for all markets on a fixed semi-annual timetable. A SAIR involves a comprehensive review of the Size Segment and Global Value and Growth Indices.

(ii) Quarterly Index Reviews ("QIRs") in February and August of the Size Segment Indices aimed at:

- Including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index.

- Allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR.

- Reflecting the impact of significant market events on FIFs and updating NOS.

QIRs are designed to ensure that the indices continue to be an accurate reflection of the evolving equity marketplace. This is achieved by a timely reflection of significant market driven changes that were not captured in the index at the time of their actual occurrence but are significant enough to be reflected before the next SAIR. QIRs may result in additions or deletions due to migration to another Size Segment Index, and changes in FIFs and in NOS. Only additions of significant new investable companies are considered, and only for the Standard Index. The buffer zones used to manage the migration of companies from one segment to another are wider than those used in the SAIR. The style classification is reviewed only for companies that are reassigned to a different size segment.

(iii) Ongoing event-related changes. Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes generally are reflected in the indices at the time of the event. Significantly large IPOs are included in the indices after the close of the company's tenth day of trading.

Announcement Policy

The results of the SAIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May and November.

The results of the QIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August.

All changes resulting from corporate events are announced prior to their implementation.

The changes are typically announced at least ten business days prior to the changes becoming effective in the indices as an "expected" announcement, or as an "undetermined" announcement, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends "confirmed" announcements at least two business days prior to events becoming effective in the indices, provided that all necessary public information concerning the event is available. The full list of all new and pending changes is delivered to clients on a daily basis, at 5:30 p.m., US Eastern Time.

In exceptional cases, events are announced during market hours for same or next day implementation. Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events.

In the case of secondary offerings representing more than 5% of a security's number of shares for existing constituents, these changes will be announced prior to the end of the subscription period when possible and a subsequent announcement confirming the details of the event (including the date of implementation) will be made as soon as the results are available.

Both primary equity offerings and secondary offerings for U.S. securities, representing at least 5% of the security's number of shares, will be confirmed through an announcement during market hours for next day or shortly after implementation, as the completion of the events cannot be confirmed prior to the notification of the pricing.

Early deletions of constituents due to bankruptcy or other significant cases are announced as soon as practicable prior to their implementation.

License Agreement with MSCI

We have entered into an agreement with MSCI providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the MSCI Emerging Markets Index,^{SM} which is owned and published by MSCI, in connection with certain securities, including the Securities.

The Securities are not sponsored, endorsed, sold or promoted by MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly, or the ability of the MSCI Emerging Markets Index^{SM} to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the MSCI Emerging Markets Index^{SM}, which index is determined, composed and calculated by MSCI without regard to the issuer of the Securities. MSCI has no obligation to take the needs of the issuer of the Securities or the holders of the Securities into consideration in determining, composing or calculating the MSCI Emerging Markets Index^{SM}. MSCI is not responsible for and has not participated in the determination of the timing, prices or quantities of the Securities to be issued. Neither MSCI nor any other party has an obligation or liability to owners of these Securities in connection with the administration, marketing or trading of the Securities.

THE MSCI INDICES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY DEUTSCHE BANK AG (THE "LICENSEE"). THE SECURITIES ARE NOT SPONSORED, ENDORSED OR PROMOTED BY MSCI, ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX, AND MSCI BEARS NO LIABILITY WITH RESPECT TO THE SECURITIES. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE HOLDERS OF THE SECURITIES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THE SECURITIES PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDICES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE SECURITIES OR THE ISSUER OR HOLDERS OF THE SECURITIES. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE

ISSUER OR HOLDERS OF THE SECURITIES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDICES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING, PRICES OR QUANTITIES OF THE SECURITIES TO BE ISSUED. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE HOLDERS OF THE SECURITIES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE SECURITIES.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS OR COUNTERPARTIES, THE ISSUER, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

NO PURCHASER, SELLER OR HOLDER OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY, SHOULD USE OR REFER TO ANY MSCI TRADE NAME, TRADEMARK OR SERVICE MARK TO SPONSOR, ENDORSE, MARKET OR PROMOTE THE SECURITIES WITHOUT FIRST CONTACTING MSCI TO DETERMINE WHETHER MSCI'S PERMISSION IS REQUIRED. UNDER NO CIRCUMSTANCES MAY ANY PERSON OR ENTITY CLAIM ANY AFFILIATION WITH MSCI WITHOUT THE PRIOR WRITTEN PERMISSION OF MSCI.

Discontinuation of the MSCI Emerging Markets Index[SM]**; Alteration of Method of Calculation**

If MSCI discontinues publication of the MSCI Emerging Markets Index,[SM] and MSCI or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued MSCI Emerging Markets Index^{SM} (such index being referred to herein as an "**MSCI Emerging Markets successor index**"), then any MSCI Emerging Markets Index^{SM} closing level will be determined by reference to the level of such MSCI Emerging Markets successor index at the close of trading on the relevant exchanges or markets for the MSCI Emerging Markets successor index on the relevant Final Valuation Date or other relevant dates.

Upon any selection by the calculation agent of an MSCI Emerging Markets successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the Securities.

If MSCI discontinues publication of the MSCI Emerging Markets Index^{SM} prior to, and such discontinuance is continuing on, the Final Valuation Date or other relevant date, and the calculation agent determines, in its sole discretion, that no MSCI Emerging Markets successor index is available at such time, or the calculation agent has previously selected an MSCI Emerging Markets successor index, and publication of such MSCI Emerging Markets successor index is discontinued prior to, and such discontinuation is continuing on, any such Final Valuation Date or other relevant date, then the calculation agent will determine the MSCI Emerging Markets Index^{SM} closing level for such date. The MSCI Emerging Markets Index^{SM} closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the MSCI Emerging Markets Index^{SM} or MSCI Emerging Markets successor index, as applicable, last in effect prior to such discontinuance, using the closing level (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing level that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the MSCI Emerging Markets Index^{SM} or MSCI Emerging Markets successor index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI Emerging Markets Index^{SM} or MSCI Emerging Markets successor index, as applicable, on the relevant exchange may adversely affect the value of the Securities.

If at any time the method of calculating the MSCI Emerging Markets Index^{SM} or an MSCI Emerging Markets successor index, or the level thereof, is changed in a material respect, or if the MSCI Emerging Markets Index^{SM} or an MSCI Emerging Markets successor index is in any other way modified so that the MSCI Emerging Markets Index^{SM} or such MSCI Emerging Markets successor index does not, in the opinion of the calculation agent, fairly represent the level of the MSCI Emerging Markets Index^{SM} or such MSCI Emerging Markets successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on the relevant Averaging Date, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the MSCI Emerging Markets Index^{SM} or such MSCI Emerging Markets successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the MSCI Emerging Markets Index^{SM} closing level with reference to the MSCI Emerging Markets Index^{SM} or such MSCI Emerging Markets successor index, as adjusted. Accordingly, if the method of calculating the MSCI Emerging Markets Index^{SM} or an MSCI Emerging Markets successor index is modified so that the level of such MSCI Emerging Markets Index^{SM} or MSCI Emerging Markets successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the MSCI Emerging Markets Index^{SM}), then the calculation agent will adjust such MSCI Emerging Markets Index^{SM} or MSCI Emerging Markets successor index in order to arrive at a level of the MSCI Emerging Markets Index^{SM} or such MSCI Emerging Markets successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).